

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Sean Mackay
Chief Executive Officer
IsoPlexis Corporation
35 NE Industrial Rd.
Branford, CT 06405

   Re: **IsoPlexis Corporation**
     Amendment No. 3 to Registration Statement on Form S-1
     Exhibit Nos. 10.3, 10.4, 10.5, 10.6, 10.7 and 10.10
     Filed October 1, 2021
     File No. 333-258046

Dear Mr. Mackay:

  We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

         Sincerely,

         Division of Corporation Finance